Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Marriott Vacations Worldwide Corporation for the registration of its debt securities, common stock, preferred stock, warrants, depositary shares, purchase contracts and units and to the incorporation by reference therein of our reports dated February 27, 2014, with respect to the consolidated financial statements of Marriott Vacations Worldwide Corporation, and the effectiveness of internal control over financial reporting of Marriott Vacations Worldwide Corporation, included in its Annual Report (Form 10-K) for the year ended January 3, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Certified Public Accountants

Miami, FL
February 27, 2014